UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): July 23, 2021

Otis Collection LLC
(Exact name of issuer as specified in its charter)

Delaware	84-3316802
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

335 Madison Ave, 16th Floor, New York, NY 10017
(Full mailing address of principal executive offices)

201-479-4408
(Issuer’s telephone number, including area code)

Series Collection Drop 001 Interests, Series Collection Drop 002 Interests, Series Collection Drop 003 Interests, Series Collection Drop 004 Interests
(Title of each class of securities issued pursuant to Regulation A)

Item 9
Other Events
Series Collection Drop 004 Update
Series Collection Drop 004, a series of Otis Collection LLC, a Delaware series limited liability company (the “Company”), purchased from Otis Wealth, Inc. (the “Manager”), the manager of the Company, a collection of two non-fungible tokens (“NFTs”) by Grimes titled Newborn 1 and Newborn 3 (the “Series Collection Drop 004 Asset”).
On July 23, 2021, the Manager agreed to sell to Series Collection Drop 004, at no cost, four additional copies of the Grimes NFTs titled Newborn 1 and Newborn 3, which additional copies were to become part of the Series Collection Drop 004 Asset. Accordingly, on July 23, 2021, Series Collection Drop 004 entered into a First Amendment to Purchase and Sale Agreement with the Manager, which amendment amended the assets constituting the Series Collection Drop 004 Asset acquired from the Manager set forth in that certain Purchase and Sale Agreement, dated March 29, 2021. A copy of the amendment has been filed as Exhibit 6.12.2 to this report. Additionally, on July 23, 2021, Series Collection Drop 004 entered into a First Amendment to Asset Management Agreement with the Manager, which amendment amended the assets constituting the Series Collection Drop 004 Asset managed by the Manager as set forth in that certain Asset Management Agreement, dated March 29, 2021. A copy of the amendment has been filed as Exhibit 6.11.2 to this report.
Safe Harbor Statement
This Current Report on Form 1-U may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the Company’s offering circular, as such factors may be updated from time to time in the Company’s periodic filings and offering circular supplements filed with the U.S. Securities and Exchange Commission (the “Commission”), which are accessible on the Commission’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the Commission. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

 EXHIBITS

The following exhibits are filed herewith:

Exhibit No.	Description
6.11.2	First Amendment to Asset Management Agreement, dated July 23, 2021, between Series Collection Drop 004, a Series of Otis Collection LLC, and Otis Wealth, Inc.
6.12.2	First Amendment to Purchase and Sale Agreement, dated July 23, 2021, between Series Collection Drop 004, a Series of Otis Collection LLC, and Otis Wealth, Inc.

SIGNATURES
Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 23, 2021	OTIS COLLECTION LLC By: Otis Wealth, Inc., its managing member

/s/ Keith Marshall
Name: Keith Marshall
Title: General Counsel